--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-9
                                (Amendment No. 5)
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934



                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                            (Name of Subject Company)

                          ----------------------------

                          SUPERMARKETS GENERAL HOLDINGS
                                   CORPORATION
                        (Name of Person Filing Statement)


            $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                            par value $.01 per share
                         (Title of Class of Securities)


                                    868446204
                      (CUSIP Number of Class of Securities)

                         ------------------------------


                             Marc A. Strassler, Esq.
              Senior Vice President, Secretary and General Counsel
                    Supermarkets General Holdings Corporation
                                200 Milik Street
                         Carteret, New Jersey 07008-1194
                                 (732) 499-3000

           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                          -----------------------------

                                 With a copy to:

                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                  212-848-4000

--------------------------------------------------------------------------------

         This Amendment No. 5 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9, dated March 15, 1999 (as further amended and supplemented prior to the date hereto, the "Schedule 14D-9") of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company") with respect to the Offer (as described herein). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the
Schedule 14D-9.


Item 2.  TENDER OFFER OF THE BIDDER

         Item 2 is hereby amended and restated in its entirety as follows:

         This Statement relates to a tender offer disclosed in the Tender Offer Statement on Schedule 14D-1 dated March 15, 1999 (as subsequently amended, the "Schedule 14D-1") filed by Koninklijke Ahold N.V., a company organized under the laws of The Netherlands ("Parent"), Croesus, Inc, a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Croesus"), Ahold U.S.A., Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Ahold U.S.A."), and Ahold Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser"), to purchase all of the issued and outstanding shares of $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share, of the Company (the "Shares") at a price of $38.25 per Share (the "Original Offer Price"), net to the seller in cash, without interest thereon (the "Original Offer"), which offer, as subsequently amended, provides for the purchase of all the Shares at a price of $39.85 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements hereto, constitutes the "Offer"). The Offer to Purchase and Letter of Transmittal are filed herewith as Exhibit (a)(1) and Exhibit (a)(2), respectively, and are incorporated by reference.

         The Offer is an integral part of the transactions contemplated by, and is being made pursuant to, an Agreement and Plan of Merger, dated as of March 9, 1999, among Parent, the Purchaser and SMG-II (the "Original SMG-II Merger Agreement"), as amended on August 24, 1999 (the Original SMG-II Merger Agreement, as amended, being referred to herein as the "SMG-II Merger Agreement") pursuant to which Parent will be acquiring all of the issued and outstanding shares of the capital stock of SMG-II through the merger of the Purchaser with and into SMG-II (the "SMG-II Merger"), subject to the terms and conditions contained in the SMG-II Merger Agreement for aggregate consideration of $45,950,492.25. Pursuant to the SMG-II Merger Agreement, the Offer is subject to certain conditions, including the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with Shares previously acquired by Parent, any direct or indirect subsidiary of Parent (including the Purchaser), the Company, or any direct or indirect subsidiary of the Company, represent at least 662/3% of the Shares on a fully diluted basis (the "Minimum Condition"). The Offer is also conditioned upon, among other things, the expiration or termination of any applicable waiting period under the antitrust laws and the receipt by Parent of an irrevocable letter from SMG-II stating that all of the conditions to the obligations of SMG-II to effect the SMG-II Merger described below pursuant to the SMG-II Merger Agreement have been satisfied or waived.

         The SMG-II Merger Agreement provides that, promptly upon consummation of the SMG-II Merger, Parent will cause the Company to be merged with and into SMG-II (the "Company Merger"), pursuant to a Merger Agreement (the "Company Merger Agreement") to be entered into at such time between SMG-II and the Company in the form attached as an exhibit to the SMG-II Merger Agreement. At the effective time of the Company Merger, each of the Shares (other than Shares held by any subsidiary of the Company or in the treasury of the Company, or held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including the Shares acquired by the Purchaser pursuant to the Offer), which Shares will be canceled, and other than Shares, if any, held by stockholders who perfect their appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive an amount in cash equal to $39.85. A complete copy of the SMG-II Merger Agreement (including the form of Company Merger Agreement appended as Exhibit 2 thereto) is filed herewith as Exhibit (a)(3) and is incorporated herein by reference. A complete copy of the amendment dated August 24, 1999, to the Original SMG-II Merger Agreement (the "SMG-II Merger Agreement Amendment") is filed herewith as Exhibit
(a)(14) and is incorporated herein by reference.

         The SMG-II Merger Agreement provides that, among other things, in the event all of the conditions to the consummation of the SMG-II Merger (other than the Minimum Condition and certain related conditions) have been satisfied or waived, but the Minimum Condition or certain related conditions have not been satisfied or waived, SMG-II is obligated, pursuant to the terms and conditions of a Stock Purchase Agreement dated as of March 9, 1999, as amended on August 24, 1999 (the "Alternative Stock Purchase Agreement"), by and among SMG-II, PTK Holdings, Inc., a Delaware corporation ("PTK") and a wholly owned subsidiary of the Company, Parent and the Purchaser to cause PTK to sell all of the issued and outstanding shares of the capital stock (the "Pathmark Stock") of Pathmark Stores, Inc., a Delaware corporation and a wholly owned subsidiary of PTK ("Pathmark") for a purchase price, payable in cash, equal to $242,800,000. In such event, the only material asset of the Company would be its ownership of all of the issued and outstanding shares of the capital stock of PTK, the only material asset of which in turn would be the net after tax proceeds from the sale of the Pathmark Stock to the Purchaser pursuant to the Alternative Stock Purchase Agreement. A complete copy of the Alternative Stock Purchase Agreement is filed herewith as Exhibit (a)(4) and is incorporated herein by reference. A complete copy of the amendment dated August 24, 1999, to the Stock Purchase Agreement, dated as of March 9, 1999, among SMG-II, PTK, Parent and the Purchaser (the "Alternative Stock Purchase Amendment") is filed herewith as Exhibit (a)(15) and is incorporated herein by reference.

         Concurrent with the execution of the Original SMG-II Merger Agreement, as required by Parent and the Purchaser, the MLCP Investors (as defined below), the Equitable Investors (as defined below) and James L. Donald (collectively, the "SMG-II Stockholders"), entered into a stockholders agreement, dated March 9, 1999 (the "Stockholders Agreement") with Parent and the Purchaser. Pursuant to the Stockholders Agreement, each of SMG-II Stockholders has (i) agreed to vote the shares of the capital stock of SMG-II owned by it in favor of the SMG-II Merger and (ii) granted the Purchaser an option to purchase the shares of the capital stock of SMG-II owned by it under certain circumstances. A complete copy of the Stockholders Agreement is filed herewith as Exhibit (a)(5) and is incorporated herein by reference.

         As set forth in the Offer to Purchase, the principal executive offices of Parent are located at Albert Heijinweg 1, 1507 EH Zaandam, P. O. Box 33, 1500 EA Zaandam, The Netherlands, the principal executive offices of Ahold U.S.A. are located at One Atlanta Plaza, East Paces Ferry Road, Suite 2575, Atlanta, Georgia 30326, and the principal executive offices of Croesus and the Purchaser are located at 913 N. Market St., Suite 209, Wilmington, Delaware 19801.


Item 3.  IDENTITY AND BACKGROUND

         Paragraph 5 of Item 3(b)(2) is amended and restated in its entirety to read as follows:

         "In the SMG-II Merger, on the date and at the time when the SMG-II Merger shall become effective (the "Effective Time"), each outstanding share of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of SMG-II, each issued and outstanding share of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of SMG-II, each issued and outstanding share of Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of SMG-II, each issued and outstanding share of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of SMG-II, and each issued and outstanding share of Series C Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock" and, together with the Class A Common Stock, the Class B Common Stock, the Series A Preferred Stock and the Series B Preferred Stock, collectively, the "SMG-II Stock") (other than shares of SMG-II Stock held by any subsidiary of SMG-II or in the treasury of SMG-II, or by Parent, the Purchaser or any other subsidiary of Parent, which shares of SMG-II Stock will be cancelled, and other shares of SMG-II Stock, if any, held by stockholders who perfect their appraisal rights under the DGCL) will by virtue of the SMG-II Merger Agreement and without any action by the holder thereof, be converted into the right to receive, in the case of Class A Common Stock and Class B Common Stock, $4.38 in cash and in the case of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, $93.46 in cash (such amount, with respect to each such share of SMG-II Stock, the "Applicable Merger Consideration") payable to the holder thereof, without interest thereon."

         Paragraph 10 of Item 3(b)(2) is amended and restated in its entirety to read as follows:

         "SMG-II Meeting. Pursuant to the SMG-II Merger Agreement, not later than September 3, 1999, SMG-II, acting through the board of directors of SMG-II, shall, in accordance with applicable law, (i) call a special meeting of its stockholders (the "Special Meeting") for the purpose of voting upon the SMG-II Merger Agreement and the SMG-II Merger or (ii) use its reasonable efforts to solicit in writing the consent to the SMG-II Merger Agreement and the SMG-II Merger from all holders of the SMG-II Stock. SMG-II has agreed that it shall include in its proxy solicitation or, as the case may be, consent solicitation the recommendation of the board of directors of SMG-II that stockholders of SMG-II approve and adopt the SMG-II Merger Agreement and approve the SMG-II Merger and take all other lawful action necessary and advisable to secure the vote or, as the case may be, consent of holders of 66 2/3% of SMG-II Stock (voting as one class, with each share having one vote) in favor of the SMG-II Merger and the SMG-II Merger Agreement."

         Paragraph 12 of Item 3(b)(2) is amended and restated in its entirety to read as follows:

         "Notwithstanding anything else provided in the foregoing paragraph to the contrary, the following are permitted under the SMG-II Merger Agreement: (1) the acquisition of direct or indirect interests in real property intended for the operation of stores of Pathmark or any of its subsidiaries (other than PRMC), the improvement of real property, the remodeling of stores of Pathmark or any of its subsidiaries (other than PRMC) and the obtaining of financing therefor in the ordinary course of business consistent with past practice, (2) the negotiation and entering into by Pathmark or any of its subsidiaries (other than PRMC) of amendments to existing leases for real property in the ordinary course of business, (3) the negotiation in good faith and entering into new collective bargaining agreements by Pathmark that replace agreements that have expired or will expire pursuant to their terms within 90 days from the date of the commencement of negotiations, (4) the marketing and sale of certain real estate not used in the supermarket business by Pathmark or any of its subsidiaries (other than PRMC), provided that no such sale (other than a sale pursuant to a binding agreement to which Pathmark was a party on March 9, 1999) shall be agreed to without the prior adequate consultation with Parent, (5) entering into amendments to the Credit Agreement among Pathmark, various banks, and The Chase Manhattan Bank, as Agent, dated as of June 30, 1997, as amended and restated (the "Pathmark Credit Agreement"), to modify covenants as required (other than modifications, except for a possible increase in the interest rate, which will make any one or more covenants more restrictive) and (6) entering into an agreement implementing the amendments to the First Amended and Restated Supply Agreement dated January 29, 1998, by and between Pathmark and C&S Wholesale Grocers, Inc. (the "Supply Agreement") agreed to in a memorandum of understanding effective December 27, 1998 by and between Pathmark and C&S Wholesale Grocers, Inc."

         The first sentence of paragraph 24 of Item 3(b)(2) is amended and restated in its entirety to read as follows:

         "Concurrently with the execution of the Original SMG-II Merger Agreement and as required by Parent and the Purchaser, Parent, the Purchaser and the SMG-II Stockholders entered into the Stockholders Agreement."

         Paragraph 32 of Item 3(b)(2) is amended and restated in its entirety to read as follows:

         "In the Company Merger, (i) each issued and outstanding share of Class A Common Stock and Class B Common Stock will be cancelled without payment to the holders thereof and (ii) each issued and outstanding Share (other than Shares held by any subsidiary of the Surviving SMG-II Corporation or in the treasury of the Surviving SMG-II Corporation, or by Parent, the Purchaser or any other subsidiary of Parent, which Shares will be cancelled, and other Shares, if any, held by stockholders who perfect their appraisal rights under the DGCL) will by virtue of the Company Merger and without any action by the holder thereof, be converted into the right to receive $39.85 in cash (the "Company Merger Consideration"), payable to the holder thereof, without interest thereon."

         The first sentence of Paragraph 36 of Item 3(b)(2) is amended and restated in its entirety to read as follows:

         "Simultaneously with the execution of the Original SMG-II Merger Agreement, Parent, Purchaser, SMG-II and PTK executed the Alternative Stock Purchase Agreement."


Item 4.  THE SOLICITATION OR RECOMMENDATION

         Item 4(a) is hereby amended and restated in its entirety to read as follows:

         "(a)  Recommendation of the Board of Directors

         At a special meeting held on March 8, 1999, at which all the directors (including the two directors elected by the holders of the Shares) were present in person, the Board of Directors of the Company (the "Board") unanimously determined that each of the Original Offer and the Company Merger, upon the terms and conditions set forth in the Original SMG-II Merger Agreement and the Company Merger Agreement, is fair to, and in the best interests of, the Company and the holders of the Shares.

         At a special meeting held on August 24, 1999, the Board unanimously determined that each of the Offer and the Company Merger, upon the terms and conditions set forth in the SMG-II

Merger Agreement and the Company Merger Agreement, is fair to, and in the best interests of, the Company and the holders of the Shares.

         The Board unanimously recommends that holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

         For a discussion of the Board's reasons for its recommendation, see "Background to the Offer; Reasons for Recommendation of the Company's Board of Directors" below. A copy of a letter to the holders of the Shares from the Company communicating the recommendation of the Board and a press release announcing the execution of the Original SMG-II Merger Agreement, the Original Offer and related transactions are filed herewith as Exhibit (a)(9) and Exhibit
(a)(10), respectively, and are incorporated herein by reference."

         Item 4(b), subsection entitled "Background of the Offer" is hereby amended and supplemented as follows:

         "On March 23, 1999, a purported holder of shares of SMGH Preferred Stock filed an action (the "Action") in the Court of Chancery of the State of Delaware (the "Court"), purportedly on behalf of the class of the holders of the Shares, against SMG-II, the Company, the Purchaser and the directors of SMG-II and the Company (collectively, the "Defendants"). The complaint, entitled Wolfson v. Supermarkets General Holdings Corporation, et al., C.A. No. 17047, alleged, among other things, that certain of the Defendants breached certain fiduciary duties owed to holders of the Shares. After expedited discovery and briefing in the Action, counsel for the parties engaged in vigorous arms-length settlement negotiations. On May 19, 1999, the plaintiff, by his counsel, entered into a Memorandum of Understanding with the Defendants (by their counsel) pursuant to which the parties agreed in principle to settle the Action. Thereafter, on June 9, 1999, the plaintiff and the Defendants executed a Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement Agreement"), which was submitted to the Court for approval. Pursuant to the terms of the Settlement Agreement, the Defendants agreed, subject to final court approval, that the Purchaser shall increase the Original Offer Price to $40.25 per Share, less the total amount awarded as fees and expenses to plaintiff's counsel by the Court divided by the total number of Shares. Plaintiff's counsel applied to the Court for an award of fees and expenses in an aggregate amount of $1,956,268.40, or $0.40 per Share. The Court scheduled a hearing for July 22, 1999 to consider, among other things, the fairness, reasonableness and adequacy of the settlement and the fee application made by plaintiff's counsel. At the hearing, the Court approved the settlement and the fee application.

         A joint meeting of the Boards of Directors of each of the Company and SMG-II was held on August 24, 1999. At such meeting, the Boards of Directors of the Company and SMGH discussed the reallocation of the overall purchase price of $240,843,731.60 among the holders of shares of the SMG-II Stock and holders of Shares, in view of the approval by the Court of the settlement and the fact that no appeals have been filed by any holders of Shares during the appeal period. After a lengthy discussion, the Boards of Directors of the Company and SMG-II unanimously agreed on the amended Applicable Merger Consideration and the Offer Price. As a result, the Board of Directors of SMG-II unanimously approved the SMG-II Merger Agreement Amendment. Following approval by the Boards of Directors of each of the Company and SMG-II, the SMG-II Merger Agreement Amendment was executed and delivered on August 24, 1999. In addition, the Alternative Stock Purchase Amendment was executed and delivered on August 24, 1999."

         Item 4(b), subsection entitled "Reasons for Recommendation" is hereby amended and restated in its entirety to read as follows:

         "Reasons for Recommendation

         The Original Offer. At a special meeting held on March 8, 1999, the Board determined that each of the Original Offer and the Company Merger, upon the terms and conditions set forth in the Original SMG-II Merger Agreement and the Company Merger Agreement, is fair to, and in the best interests of, the Company and the holders of the Shares. In arriving at its decision regarding its recommendation set forth above, the Board considered, among other things, the following:

         (1) the terms and conditions of the Original SMG-II Merger Agreement, the Original Offer and the Company Merger, including the amount and form of the consideration being offered, the parties' representations, warranties and covenants and the conditions to their respective obligations;

         (2) the financial condition, results of operations, cash flows and prospects of Pathmark, as well as the Board's knowledge of the business, operations, assets and properties of Pathmark on both a historical and prospective basis;

         (3) the recent and historical market prices and trading volume of the Shares (although the Board noted that the public trading of the Shares is relatively sporadic), and the fact that the Original Offer Price represents a premium of approximately 50% over the $25.50 closing sale price for the Shares on March 3, 1999, the last day the Shares were traded prior to the public announcement of the execution of the Original SMG-II Merger Agreement;

         (4) the current status of the industry in which Pathmark competes and Pathmark's position in that industry;

         (5) the financial condition and business reputation of Parent, and the ability of Parent and Purchaser to finance and complete the Offer in a timely manner;

         (6) the extensive arms-length negotiations between SMG-II and Parent that resulted in the SMG-II Merger Agreement;

         (7) the results of the process designed and executed by SMG-II and Merrill Lynch to identify and solicit proposals from third parties to enter into a strategic transaction with SMG-II; the fact that SMG-II discussed the sale of SMG-II with such third parties and explored alternatives to the sale of SMG-II, including an initial public offering;

         (8) the fact that the transactions contemplated by the SMG-II Merger Agreement, including the Offer, provided for an all cash payment to the holders of the Shares and the holders of SMG-II Stock, with no financing condition;

         (9) the fact that Parent initially proposed to purchase Pathmark Stock rather than the Shares and the shares of SMG-II Stock, a transaction that would have resulted in less after tax proceeds due to the considerable tax of approximately $80 to $90 million that would be incurred by PTK in that transaction; and the fact that, at the request of SMG-II, Parent agreed instead to acquire SMG-II in the SMG-II Merger, but required SMG-II to agree to enter into the Alternative Stock Purchase Agreement as part of the SMG-II Merger Agreement to provide Parent with greater certainty of completing the transaction;

         (10) the fact that although the Original Offer is more favorable to the holders of the Shares than the Alternative Stock Purchase, it requires the approval of the holders of capital stock of SMG-II and that approximately $187.1 million of the total consideration of $250 million is being paid to the holders of the Shares in the Original Offer and the Company Merger, with approximately $55.7 million being paid to the holders of capital stock of SMG-II and $7.2 million to Mr. Donald (assuming he satisfies his obligations under the sale and transition agreement);

         (11) the fact that the 'notional' value of a Share (i.e. current liquidation or redemption price, if triggered, of a Share plus accrued and unpaid dividends) under the Certificate of Designation of the Shares was approximately $47.15 and the fact that the consideration per Share to be paid in the Offer and the Company Merger constitutes approximately 80% of that value; and the fact that the rights of the holders of the Shares to either a redemption or liquidation preference under the Certificate of Designation of the Shares would not be triggered by either the SMG- II Merger or the Alternative Stock Purchase or any other similar type of transaction;

         (12) the consequences to the holders of the Shares if either the SMG-II Merger or the Alternative Stock Purchase is not consummated, including the possibility that the Company might not have the financial wherewithal to be able to satisfy the mandatory redemption obligation under the Certificate of Designation of the Shares in the future; and

         (13) the effect of the proposed transaction on the employees, customers, creditors and suppliers of Pathmark and on the communities surrounding Pathmark's facilities.

         The Offer. At a special meeting held on August 24, 1999, the Board determined that each of the Offer and the Company Merger, upon the terms and conditions set forth in the SMG-II Merger Agreement and the Company Merger Agreement, is fair to, and in the best interests of, the holders of the Shares. In arriving at its decision regarding its recommendation set forth above, the Board considered, among other things, the following:

         (1) all of the factors set forth above under "Reasons for Recommendation--The Original Offer"; and

         (2) the increase in the Offer Price from $38.25 per Share to $39.85 per Share.

         The foregoing discussion of factors considered by the Board is not intended to be exhaustive. The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors."


Item 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is hereby amended and supplemented as follows:

Exhibit No.
-----------

"(a)(14) Amendment dated August 24, 1999 to the Agreement and Plan of Merger dated March 9, 1999 among Parent, the Purchaser and SMG-II.

(a)(15) Amendment dated August 24, 1999 to the Stock Purchase Agreement dated March 9, 1999 among Parent, the Purchaser, SMG-II and PTK.

(a)(16)           Press Release issued by Parent on August 27, 1999."

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Supermarkets General Holdings Corporation



                                       By: /s/ Marc A. Strassler
                                           -------------------------------------
                                           Name:  Marc A. Strassler
                                           Title: Senior Vice President,
                                                  Secretary and General Counsel

Dated: August 27, 1999

                                  EXHIBIT INDEX


Exhibit No.
-----------


*(a)(1)           Offer to Purchase dated March 15, 1999.
*(a)(2)           Letter of Transmittal dated March 15, 1999.
*(a)(3)           Agreement and Plan of Merger dated March 9, 1999 among Parent, the Purchaser and SMG-II.
*(a)(4)           Stock Purchase Agreement dated March 9, 1999 among Parent, the
                  Purchaser, SMG-II and PTK.
*(a)(5)           Stockholders Agreement dated March 9, 1999 among
                  Parent, the Purchaser and Stockholders listed on
                  Exhibit I thereto.
*(a)(6)           Confidentiality Agreement dated December 30, 1998 between
                  Parent and SMG-II.
*(a)(7)           A copy of pages 58 through 63 of the Annual Report on Form 10K that was filed by the Company with the SEC on April 28, 1998.
*(a)(8)           Sale and Transition agreement between Pathmark and James L.
                  Donald dated March 8, 1999.
*(a)(9)           Letter from the Company to holders of the Shares dated March
                  15, 1999.
*(a)(10)          Joint Press Release issued by the Company and Parent on March
                  9, 1999.
*(a)(11)          Press Release issued by Parent on March 26, 1999.
*(a)(12)          Press Release issued by the Company on May 19, 1999.
*(a)(13)          Press Release issued by Parent on May 20, 1999.
 (a)(14)          Amendment dated August 24, 1999 to the Agreement and Plan of
                  Merger dated March 9, 1999 among Parent, the Purchaser and
                  SMG-II.
 (a)(15)          Amendment dated August 24, 1999 to the Stock Purchase
                  Agreement dated March 9, 1999 among Parent, the Purchaser,
                  SMG-II and PTK.
 (a)(16)          Press Release issued by Parent on August 27, 1999.
*(c)(1)           Employment Agreement between Pathmark and Eileen Scott dated
                  February 1, 1999.
*(c)(2)           Employment Agreement between Pathmark and John Sheehan dated
                  February 1, 1999.
*(c)(3)           Employment Agreement between Pathmark and Marc A. Strassler dated February 1, 1999.
*(c)(4)           Employment Agreement between Pathmark and Frank Vitrano dated
                  February 1, 1999.
*(c)(5)           Employment Agreement between Pathmark and Joseph Adelhardt dated February 1, 1999.
*(c)(6)           Employment Agreement between Pathmark and Harvey Gutman dated
                  February 1, 1999.
*(c)(7)           Employment Agreement between Pathmark and Robert Joyce dated
                  February 1, 1999.

*(c)(8) Employment Agreement between Pathmark and Myron D. Waxberg dated February 1, 1999.

*(c)(9)           Memorandum of Understanding dated May 19, 1999.

*(c)(10) Extension Agreement dated May 19, 1999 among Parent, the Purchaser and the Stockholders listed on Exhibit I thereto.

-------------------------
    *    Previously filed.

                                                                 Exhibit (a)(14)


                                AMENDMENT TO THE
                          AGREEMENT AND PLAN OF MERGER


                  AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this "Amendment"), dated as of August 24, 1999, by and among KONINKLIJKE AHOLD N.V., a company organized under the laws of the Netherlands ("Parent"), AHOLD ACQUISITION, INC., a company organized under the laws of Delaware and an indirect wholly owned subsidiary of Parent ("Sub") and SMG-II HOLDINGS CORPORATION, a company organized under the laws of Delaware (the "Company"). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

                              W I T N E S S E T H :

                  WHEREAS, Parent, Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 9, 1999, pursuant to which the parties thereto agreed to merge Sub with and into the Company (the "Merger");

                  WHEREAS, a certain shareholder ("Plaintiff") brought an action (the "Action") in the Court of Chancery of the State of Delaware (the "Court"), styled Elliot Wolfson v. Supermarkets General Holdings Corporation, et al., C.A. No. 17047;

                  WHEREAS, the Action was filed as a class action against Supermarkets General Holdings Corporation, a company organized under the laws of Delaware ("SMGH"), the Company, Sub, and certain individual defendants (the "Director Defendants"), seeking, inter alia, injunctive and declaratory relief and/or monetary relief with respect to the Tender Offer;

                  WHEREAS, SMGH, the Company, Sub, the Director Defendants and Plaintiff settled the Action pursuant to the Memorandum of Understanding, dated May 19, 1999, and a Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement"), dated as of June 9, 1999, which was submitted to the Court for approval;

                  WHEREAS, on July 22, 1999 the Court certified the action as a class action and approved the Settlement and, as of the date hereof, the period for appeals has expired;

                  WHEREAS, Parent, Sub and the Company wish to amend the Merger Agreement pursuant to Section 1(a)(iii) of the Settlement;

                  WHEREAS, Section 9.11 of the Merger Agreement provides that the Merger Agreement may be amended by an agreement in writing signed by the parties thereto;

                  NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto hereby agree as follows:

                  1. Amendment. The Merger Agreement is hereby amended by (i) deleting the reference to "$38.25 per share" in the fifth recital of the Merger Agreement and replacing it with "$39.85 per share"; (ii) deleting clause (a) of
Section 2.2 of the Merger Agreement in its entirety and replacing it with the following:

                  "(a) Each share of Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Stock which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent or any direct or indirect subsidiary of Parent (including Sub), all of which shall cease to be outstanding and be canceled and retired and none of which shall receive any payment with respect thereto and (ii) shares of Stock held by Dissenting Stockholders (as such term is defined in Section 2.3)) and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the holder thereof, forthwith cease to exist and be converted into and represent the right to receive an amount in cash, without interest as follows (such amount, with respect to each share of Stock, the "Applicable Merger Consideration"):

                    (i)   each share of Class A Common Stock - $4.38;
                    (ii)  each share of Class B Common Stock - $4.38;
                    (iii) each share of Series A Preferred Stock - $93.46;
                    (iv)  each share of Series B Preferred Stock - $93.46; and
                    (v)   each share of Series C Preferred Stock - $93.46.";
                    (iii) deleting the references to "Common Stock" in the
                          second sentence in Section 2.4 and replacing it with "Stock", (iv) deleting the reference to "Company" in clause (4) of the last paragraph in Section 5.3 and replacing it with "Pathmark"; (v) deleting the reference to "Promptly after the execution of this Agreement," in Section 5.4 and replacing it with "Not later than September 3, 1999,"; and (vi) deleting the reference to "$38.25" in clause (a) of Section 1.2 of
                          Exhibit 2 to the Merger Agreement and replacing it with "$39.85".

                  2. Governing Law. This Amendment, and the legal relations between the parties hereto, shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements executed and to be performed solely within such State, provided, however, that any of the provisions contained herein with respect to the merger shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements executed and to be performed solely within such State.

                  3.  Miscellaneous.

                  (a) No Third Party Beneficiaries. Nothing in this Amendment, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Amendment.

                  (b) Counterparts. This Amendment may be executed in two or more counter-parts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

                  IN WITNESS WHEREOF, the undersigned have caused their duly authorized officers to execute this Amendment as of the date first above written.

                                            KONINKLIJKE AHOLD N.V.


                                            By:   /s/ R. G. Tobin
                                                --------------------------------
                                                Name:  R.G. Tobin
                                                Title:  Executive Vice President


                                            AHOLD ACQUISITION INC.


                                            By:   /s/ R. G. Tobin
                                                --------------------------------
                                                Name:  R. G. Tobin
                                                Title:  Executive Vice President


                                            SMG-II HOLDINGS CORPORATION


                                            By:   /s/ Marc A. Strassler
                                                --------------------------------
                                                Name:  Marc A. Strassler
                                                Title:  Senior Vice President

                                                                 Exhibit (a)(15)

                                AMENDMENT TO THE
                            STOCK PURCHASE AGREEMENT


                  AMENDMENT TO THE STOCK PURCHASE AGREEMENT (this "Amendment"), dated as of August 24, 1999, by and among KONINKLIJKE AHOLD N.V., a company organized under the laws of the Netherlands ("Parent"), AHOLD ACQUISITION, INC., a company organized under the laws of Delaware and an indirect wholly owned subsidiary of Parent ("Sub"), SMG-II HOLDINGS CORPORATION, a company organized under the laws of Delaware ("SMG - II") and PTK HOLDINGS, INC. a company organized under the laws of Delaware ("PTK"). Terms used but not otherwise defined herein shall have the meanings assigned to them in the Stock Purchase Agreement (as defined below).

                              W I T N E S S E T H :


                  WHEREAS, Parent, Sub and SMG-II entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated March 9, 1999 pursuant to which the parties thereto agreed to merge Sub with and into SMG-II (the "Merger");

                  WHEREAS, Parent, Sub, SMG-II and PTK entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of March 9, 1999, pursuant to which the parties thereto agreed that, in the event certain conditions in connection with the Tender Offer set forth in the Merger Agreement are not satisfied, SMG-II shall in the alternative cause PTK to sell, and Sub shall in the alternative purchase, an aggregate of 100 shares of common stock, par value $.10 per share, of Pathmark Stores, Inc., a company organized under the laws of Delaware (the "Company"), being all of the issued and outstanding shares of capital stock of the Company, all in accordance with the Stock Purchase Agreement;

                  WHEREAS, a certain shareholder ("Plaintiff") brought an action (the "Action") in the Court of Chancery of the State of Delaware (the "Court"), styled Elliot Wolfson v. Supermarkets General Holdings Corporation, et al., C.A. No. 17047;

                  WHEREAS, the Action was filed as a class action against Supermarkets General Holdings Corporation, a company organized under the laws of Delaware ("SMGH"), SMG-II, Sub, and certain individual defendants (the "Director Defendants"), seeking, inter alia, injunctive and declaratory relief and/or monetary relief with respect to the Tender Offer;

                  WHEREAS, SMGH, SMG-II, Sub, the Director Defendants and Plaintiff settled the Action pursuant to the Memorandum of Understanding, dated May 19, 1999, and a Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement"), dated as of June 9, 1999, which was submitted to the Court for approval;

                  WHEREAS, on July 22, 1999 the Court certified the action as a class action and approved the Settlement and as of the date hereof, the period for appeals has expired;

                  WHEREAS, Parent, Sub, SMG-II and PTK wish to amend the Stock Purchase Agreement pursuant to Section 1(a)(iii) of the Settlement;

                  WHEREAS, Section 10.11 of the Stock Purchase Agreement provides that the Stock Purchase Agreement may be amended by an agreement in writing signed by the parties thereto;

                  NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto hereby agree as follows:

                  1. Amendment. The Stock Purchase Agreement is hereby amended by deleting the reference to "$38.25 per share" in the second recital of the Stock Purchase Agreement and replacing it with "$39.85 per share".

                  2. Governing Law. This Amendment, and the legal relations between the parties hereto, shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements executed and to be performed solely within such State.

                  3.  Miscellaneous.

                  (a) No Third Party Beneficiaries. Nothing in this Amendment, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Amendment.

                  (b) Counterparts. This Amendment may be executed in two or more counter-parts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment.

                  IN WITNESS WHEREOF, the undersigned have caused their duly authorized officers to execute this Amendment as of the date first above written.

                                            KONINKLIJKE AHOLD N.V.


                                            By: /s/ R. G. Tobin
                                                -------------------------------
                                                Name:  R. G. Tobin
                                                Title: Executive Vice President


                                            AHOLD ACQUISITION INC.


                                            By: /s/ R. G. Tobin
                                                -------------------------------
                                                Name:  R. G. Tobin
                                                Title: President


                                            SMG-II HOLDINGS CORPORATION


                                            By: /s/ Marc A. Strassler
                                                -------------------------------
                                                Name:  Marc A. Strassler
                                                Title: Senior Vice President


                                            PTK HOLDINGS, INC.


                                            By: /s/ Marc A. Strassler
                                                -------------------------------
                                                Name:  Marc A. Strassler
                                                Title: Senior Vice President

                                                                 Exhibit (a)(16)

                                                                 August 27, 1999
                                                                   31 75 6595720

Ahold extends tender offer in connection with Pathmark

                  Zaandam, The Netherlands, August 27, 1999 - Royal Ahold today announced that its wholly-owned subsidiary Ahold Acquisition, Inc. is extending the tender offer for the preferred stock of Supermarkets General Holdings Corporation until 5:00 p.m., New York City time, on Friday, October 8, 1999 and is increasing the offer price for the preferred stock from $38.25 to $39.85 per share. The offer had been scheduled to expire on Friday, September 3, 1999.

                  The tender offer has been made pursuant to a merger agreement under which Royal Ahold will acquire all of the outstanding shares of SMG-II Holdings Corporation, the company which controls the US supermarket company Pathmark Stores, Inc. through Supermarkets General. The increase in the offer price for the Supermarkets General preferred stock is being made in connection with a Settlement Agreement reached in a stockholder class action lawsuit. The Settlement Agreement was approved by the Court of Chancery of the State of Delaware on July 22, 1999, and the period for any appeal or review expired on August 23, 1999.

                  The merger agreement has been amended to reflect the increase in the offer price for the Supermarkets General preferred stock and to reduce the total amount of merger consideration to be paid by Ahold Acquisition to the holders of the capital stock of SMG-II. As a result, the overall consideration Ahold Acquisition will pay in connection with the Pathmark acquisition has not increased.

                  Based upon information provided by Citibank N.A., as depositary for the offer, as of the close of business on August 24, 1999, approximately 1.948 million shares (40%) of the outstanding Supermarkets General preferred stock have been tendered and not withdrawn. Completion of the tender offer is subject to a number of conditions, including obtaining necessary regulatory approvals and at least 66 2/3% of the shares of Supermarkets General preferred stock being tendered in the offer and not withdrawn. In the event that 66 2/3% of the Supermarkets General preferred stock is not tendered, SMG-II has agreed to cause its subsidiary to sell to Ahold Acquisition all of the outstanding shares of Pathmark for the same purchase price.

                  Royal Ahold press releases may contain 'forward-looking statements'. Actual results may differ from such statements as they may have been influenced by factors beyond the company's ability to control.

                  Royal Ahold is a rapidly growing international food retailer with leading supermarket companies in the United States, Europe, Latin America and Asia. The company operates more than 3,600 supermarkets, hypermarkets and specialty stores and had 1998 sales of $30.9 billion. In the United States Ahold is the leading supermarket operator along the eastern seaboard with more than 1,000 stores in five operating companies: Stop & Shop, Giant-Landover, Giant-Carlisle, Tops and BI-LO. Sales in the US totaled $16.2 billion in 1998. In March 1999 Ahold announced its intention to acquire Pathmark Stores, Inc. with sales of $3.7 billion and 132 supermarkets in the New York metropolitan area.

                  In addition to its listing on the New York Stock Exchange (NYSE: AHO), Ahold's shares are trading on the Amsterdam Exchanges and on the Swiss Exchange, and Ahold options are also traded on the American Stock Exchange
(AMEX). Ahold common shares may be accessed on the Reuter Equities 2000 Service under the symbol AHLN.AS and on Quotron under the symbol AHOLN.EU. Additional information is available on Ahold's website:
http://www.ahold.com.

Ahold Public Relations, tel. +31 75 659 57 20
After office hours: Hans Gobes: + 31 6 55 82 22 98 / Jan Hol: +31 6 22 933 137